

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2008

<u>Via U.S. Mail and Facsimile</u>

Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203

> **Re:** **Cimarex Energy Co.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 1-31446**

Dear Mr. Korus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Paul Korus (303-295-3494)
Sean Donahue
Mellissa Campbell Duru